June 13, 2008
VIA EDGAR
Security and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	OOK, Inc.
(File Nos. 333-149507 & 811-22189)
Ladies and Gentlemen:
          On behalf of OOK, Inc. (the “Company”), pursuant to Rule 472 under the Securities Act, we are filing a pre-effective amendment to the registration statement on Form N-1A for OOK, Inc. (the “Fund”) filed on March 3, 2008. The amended registration statement includes the following modifications requested pursuant to the comments included in a letter dated March 31, 2008 from Christian T. Sandoe, Senior Counsel (the “Comment Letter”), as well as additional modifications:
PROSPECTUS:
Introduction — What is the Oklahoma Index and How is it Created and Maintained? (Page 1)
1. The second sentence of the second paragraph states that the Oklahoma Index (the “Index”) generally will be reconstituted on an annual basis (or quarterly, when necessary). Please disclose when the annual reconstitution will take place (e.g., January 1). Also, please explain in this section when it would be necessary for the Index to be reconstituted on a quarterly basis and the dates of the reconstitutions.
     This section has been revised. The Index will be reconstituted and rebalanced on a quarterly basis.
2. This section describes the eligibility criteria for the Index. Please disclose if all the companies that are eligible for the Index are included in the Index and how they will be weighted. If all the eligible companies are not included in the Index, please disclose the methodology used to determine which companies will be included in the Index and how those companies will be weighted.
     The methodology and eligibility criteria have been added.

Investment Objective and Strategies of the Fund — Principal Risks — Geographic Concentration Risk (Page 2)
3. This section describes the risks of limiting the Fund’s investments to one geographic region (Oklahoma) but does not describe specifically the risks of investing in companies headquartered or principally operating in Oklahoma. Please disclose in this section the risks of investing in companies whose headquarters or principal place of business is located in Oklahoma. In particular, please discuss the economic factors (including major industries such as oil and agriculture) that would affect an investment in companies principally operating in Oklahoma.
     This section has been revised. It now discloses the risks of investing in companies headquartered or principally operating in Oklahoma and discusses economic factors that would affect an investment in companies principally operating in Oklahoma.
Investment Objective and Strategies of the Fund — Principal Risks — Energy Concentration Risk (Page 3)
4. This section indicates that, initially, over 60% of the Fund’s assets will be invested in companies in the “energy business.” Disclosure on page 20 of the statement of additional information, however, states more specifically that, initially, more than 60% of the Index will be comprised of companies in the oil and gas industry. Please explain in this section what industries are included in what the Fund has defined as the “energy business.” In addition, this section does not describe or even summarize the risks of energy concentration. Rather, it merely references risk disclosure located in the statement of additional information. Please describe the risks of the energy sector, including the oil and gas industries, in this section. See Item 2(c) of Form N-1A.
     This section has been revised and expanded and the reference to 60% has been deleted. Language has been added discussing the meaning of energy business.
Performance Information (Page 3)
5. This section states that performance information is not available because the Fund has not yet commenced operations. As this prospectus will be used by the Fund after it has commenced operations, please revise this section to indicate that the performance information is not available because the Fund has not completed a full calendar year of operations.
     The suggested revision has been made.
Fees and Expenses (Page 4)
6. The line item entitled “12b-1 Distribution Fee” suggests that the Fund has a 12b-1 plan designed to pay only distribution expenses for the Fund. Footnote 3 to the fee table states, however, that the Fund has adopted a Distribution “and Service” (12b-1) Plan. Please reconcile this inconsistency.
     This section has been revised. The Fund will not have a 12b-1 plan. All references to a 12b-1 plan have been deleted, including what appeared on page 8.
Portfolio Turnover Rate (Page 8)
7. This section indicates that the Fund’s portfolio turnover rate may exceed 100% and that a high portfolio turnover rate will result in higher transaction costs, including brokerage commissions. As this Fund is an index fund, please explain to us the circumstances under which it is expected that the Fund’s portfolio turnover rate will exceed 100%. In addition, as creation units purchased and redeemed by the Fund are paid for “in kind,” please explain to us why the Fund would expect to incur significant brokerage expenses in cases where it needed to adjust its portfolio holdings to match the composition of the Index or to meet purchase and redemption orders.
     The reference to 100% has been deleted.
STATEMENT OF ADDITIONAL INFORMATION
Fundamental Investment Limitations (Page 22)
8. The Fund’s fundamental borrowing limitation states that the Fund may not borrow money in any manner other than as described under “Investment Strategies and Related Risks — Securities Lending” section of the statement of additional information. That section does not appear to describe any limitations on the Fund’s capacity to borrow money. In addition, Sections 8(b)(1)(b) and 13(a)(2) of the Investment Company Act and Item 11(c)(1)(ii) of Form N-1A require the Fund to adopt a borrowing limitation that may be changed only by shareholder vote and require that this limitation be described as such in the statement of additional information. As the Fund’s borrowing limitation references another section of the statement of additional information that arguably may be changed without shareholder vote, it appears that the Fund may have retained freedom of action to modify its borrowing limitation without a shareholder vote. Please describe the Fund’s borrowing limitation in its entirety in this section without reference to disclosure in another section of the prospectus or statement of additional information. The Fund’s fundamental lending limitation also states that the Fund may lend its portfolio securities in the manner described in the “Investment Strategies and Related Risks — Securities Lending” section of the statement of additional information. Similarly, please also revise the Fund’s fundamental investment lending limitation to describe the Fund’s lending limitation in its entirety in this section. See Sections 8(b)(1)(B) and (G) and 13(a)(2) of the Investment Company Act and Item 11(c)(1)(vi) of Form N-lA.
     This section has been revised and now fully describes the investment limitations without reference to disclosure in other sections of the prospectus or statement of additional information.

Additionally, it now provides that the limitations can only be changed by shareholder vote.
9. Please describe the Fund’s fundamental limitation with respect to concentrating its investments in a particular industry or group of industries in this section. See Sections 8(b)(1)(E) and 13(a)(2) of the Investment Company Act and Item 11(c)(1)(iv) of Form N-1A.
     The Fund does not have a fundamental limitation with respect to concentrating its investments in a particular industry or group of industries.
Portfolio Holdings Disclosure Policies and Procedures (Page 29)
10. The second sentence states that the Fund’s holdings are publicly disseminated each day the Fund is open for business through financial reporting and news services including publicly available internet web sites. Will the Fund disclose its entire portfolio holdings information on a daily basis, or will the Fund instead disclose the creation and redemption baskets (which may be different than the Fund’s entire portfolio holdings) on a daily basis? If the Fund will only disclose the creation and redemption baskets on a daily basis, please also provide all of the information required by Item 11(f) of Form N-lA with respect to the disclosure of the Fund’s portfolio securities to any person.
     The Fund will disclose its entire portfolio holdings information on a daily basis.
GENERAL COMMENTS
11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
     Understood.
12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any preeffective amendments.
     Understood.
13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.
     Registrant does not intend to omit information in reliance on Rule 430A.

14. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
     An exemptive application has been filed.
15. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
     Understood.
     We have, among other things, also made revisions to the N-1A to complete information missing from the original filing, to add information about service providers, to add information about fees and expenses and service provider charges, to provide information and officers and directors and to add Exhibits.

Very truly yours,

Jerry A. Warren